Filed pursuant to Rule 433
Dated July 7, 2011
Registration No. 333-174368
TERM SHEET
Corporación Andina de Fomento
U.S.$500,000,000 Reopening of 3.750% Notes due 2016

Issuer:	Corporación Andina de Fomento
Ratings(1):	A1 (Stable) / A+ (Positive) / A+ (Stable); Moody’s / S&P / Fitch
Series:	The global bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$600,000,000 aggregate principal amount of CAF’s outstanding 3.750% Notes due 2016, issued on July 14, 2010
Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness
Transaction Type:	SEC Registered; Reopening
Currency:	U.S. Dollars
Total Principal Amount:	U.S.$500,000,000 (brings total principal amount of series to U.S.$1,100,000,000)
Offering Price:	100.858%
Gross Proceeds:	U.S.$504,290,000
Trade Date:	July 7, 2011
Settlement:	July 15, 2011 (T+6)
Maturity:	January 15, 2016
Coupon:	3.750%
Benchmark Instrument:	UST 1.50% due 6/30/2016
Benchmark Treasury Yield:	1.742%
Spread to Benchmark Treasury:	180.0 bps
Yield to Maturity:	3.542%
Interest Rate Payment Frequency:	Semiannual
Interest Payment Dates:	January 15 and July 15 with first interest payment date on January 15, 2012
Interest Rate Basis:	30 / 360
Redemption Provisions:	Notes may not be redeemed prior to January 15, 2016
Sinking Fund Provisions:	No sinking fund provisions
Form:	Global note held by depositary or the depositary’s custodian
Denominations:	Denominations of $1,000 and integral multiples of $1,000 in excess thereof
Clearing:	DTC / Euroclear / Clearstream
Bookrunners:	Credit Suisse Securities and Goldman, Sachs & Co.
Names and Addresses of Representatives:	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629 Goldman, Sachs & Co. 200 West Street New York, New York 10282
Governing Law:	New York
SEC Registered Global:	ISIN: US219868BP07 CUSIP: 219868BP0

(1)	These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
This communication is intended for the sole use of the person to whom it is provided by the issuer.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC collect at 212-325-2580 or Goldman, Sachs & Co. at 866-471-2526.
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